July 14, 2006

VIA EDGAR AND HAND DELIVERY

Mr. Mark P. Shuman

Legal Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Room 4561

Washington D.C. 20549

U.S.A.

Re:	Pacific Internet Limited

Registration Statement on Form F-3

File No. 333-134586

Filed on May 31, 2006

Dear Mr. Shuman:

On behalf of Pacific Internet Limited, a limited liability company organized under the laws of Singapore (the “Company”), we set forth below our responses to your comment letter dated June 23, 2005 (the “Comment Letter”) with respect to the above-referenced Registration Statement on Form F-3 (the “Registration Statement”). In addition to filing a revised Registration Statement via EDGAR, we are also providing to the Staff ten courtesy copies of the revised version of the Registration Statement, five of which are clean and five of which are marked to show our changes to the revised draft.

For your convenience, we have reproduced your comments in the order provided followed by the Company’s corresponding response.

All references in the Company’s responses to pages and captioned sections are to the Registration Statement as submitted today. Capitalized terms used in this letter and not otherwise defined herein have the meanings ascribed to them in the Prospectus included in the Registration Statement.

The Company responds to the Comment Letter as follows:

General

1.	Refer to Item 8.A.4 of Form 20-F for the requirement to provide audited financial statements for the fiscal year ended December 31, 2005. We note that your Form 20-F for December 31, 2005 is required to be filed on June 30, 2006.

We thank the Staff for this reminder and confirm that the Company’s Annual Report on Form 20-F was filed with the Securities and Exchange Commission on June 30, 2006.

2.

Revise the portion of your filing that is subject to Rule 421(d) so that it satisfies the requirements of that rule. Following the inside cover page, the text preceding the risk factors must be concise and avoid unnecessary detail. In the context of this resale transaction by a single investor, providing 20 pages of text

United States Securities and Exchange Commission

July 14, 2006

prior to risk factors does not appear consistent with Rule 421(d). Additionally, the sections entitled “Forward Looking Statements” and “About this Prospectus” should be moved so that they appear in the body of the prospectus in a location after the Risk Factors. Additionally, the “Certain Definitions and Conventions” section does not appear consistent with the requirements of Rule 421(b). Provide a detailed analysis of why definitions of terms like “we”, “us” and “our” is appropriate. It appears the text of document can be presented without reliance upon legalistic definitions.

We have substantially reduced the text preceding the “Risk Factors” section in response to the Staff’s comment. We have replaced the section titled “Certain Definitions and Conventions” with a condensed, three page summary of the prospectus, reduced the number of defined terms in this section and have moved the section titled “Forward Looking Statements” to a location in the prospectus after the “Risk Factors” section.

3.	Ensure that the first page of the revised prospectus summary alerts investors to the takeover bid by MediaRing. Briefly describe these efforts with a cross-reference to the portion of the body of the prospectus that provides the reasonably detailed discussion of the background of the proposed takeover and its current status. Update the disclosure throughout the prospectus to provide current information relating to the proposed takeover by MediaRing.

We have amended the disclosure on pages 1, 3 and 30-31 in response to the Staff’s comment.

Selling, Shareholder, page 39

4.	With respect to the shares to be offered for resale by Vantage Corporation Limited, please disclose the individual or individuals who exercise the voting and dispositive powers. See Interp.I.60 of Telephone Interp. Manual (July 1997) and Interp.4S of Reg. S-K section of 3/99 Supp. to Manual. If Mr. Zhang Yun exercises sole voting and dispositive powers over the shares held of record by Vantage, this should be stated.

We have amended the disclosure on page 35 in response to the Staff’s comment.

5.	Disclose whether the selling securityholder is an affiliate of a registered broker-dealer. If so, please disclose whether at the time of the purchase of the securities to be resold, the seller purchased in the ordinary course of business and had any agreements or understandings, directly or indirectly, with any person to distribute the securities.

We respectfully advise the Staff that Vantage is not an affiliate of any registered broker-dealer. We have amended the disclosure on page 35 in response to the Staff’s comment.

6.	Please provide a materially complete description of how the selling securityholder acquired the shares covered by this registration statement. In this regard, disclosure on page F-35 indicates that as of December 31, 2005, “completion” of the transaction between Vantage Corporation and Kingsville Capital Limited “had not occurred.” Is the referenced transaction now complete? If so, disclose when the transaction completed and in what manner.

We have amended the disclosure on page 35 in response to the Staff’s comment.

Risk Factors, page 20

7.	Please expand the bold-faced text that precedes each risk factor to state concisely the risk to investors. For example, what is the risk to investors that results from MediaRing’s intent to de-list the shares from NASDAQ NMS?

We have revised the bold-faced text that precedes each risk factor in response to the Staff’s comment.

United States Securities and Exchange Commission

July 14, 2006

Form 20-F for the fiscal year ended December 31, 2004

Item 15.Controls and Procedures

8.	You state that since the evaluation performed in connection with the effectiveness of the company’s disclosure controls and procedures as of December 31, 2004, “there have been no ‘significant changes’ in our internal controls or in factors that could significantly affect their internal controls ….” Please note that Rule 13a-15(d) requires the disclosure of “any” change in your internal controls: Tell us whether there were changes in your internal control over financial reporting that occurred during the applicable period that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

We confirm that there were no changes in the Company’s internal control over financial reporting that occurred during either of the fiscal years ended December 31, 2004 or 2005 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

*  *  *  *  *

United States Securities and Exchange Commission

July 14, 2006

If any member of the Staff has any question with respect to our amended filing on Form F-3, please feel to contact the undersigned at (65) 6233-5890 (telephone), or by e-mail at ekhalil@jonesday.com.

Very truly yours,

/s/ EMAD KHALIL
Emad Khalil

cc: Deborah Foo

      Pacific Internet Limited